Filed by Silver Spike Acquisition Corp.

 pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

 Subject Company: Silver Spike Acquisition Corp.

 Commission File No. 001-39021

 Date: December 10, 2020

The following is an article published by Reuters on December 10, 2020:

Cannabis review site Weedmaps agrees $1.5 billion deal to go public

By Joshua Franklin

(Reuters) - WM Holding Company, a cannabis technology company which operates the online U.S. platform Weedmaps where users find and rate marijuana sellers, said on Thursday it has agreed to go public through a merger with Silver Spike Acquisition Corp.

The deal to take Weedmaps public, which values the company at around $1.5 billion, is a rare example of a business focused on the cannabis sector listing on a U.S. stock exchange.

Companies are unable to list shares in the United States if their business involves selling marijuana or is “plant touching,” which Weedmaps is not.

“When you look at what we’re offering (to investors), there’s really not too much else like it,” WMH Chief Executive Chris Beals said in an interview.

Irvine, California-based Weedmaps was founded in 2008 by Doug Francis and Justin Hartfield, and sells a cloud-based operating system for cannabis retailers as well as hosting a review and ratings platform for sellers.

Weedmaps expects to receive gross proceeds of up to $575 million from the deal, in part from proceeds Silver Spike had raised and also through $325 million in a private investment in public equity, or PIPE, transaction. Investors in the PIPE include funds from the Federated Hermes Kaufmann Funds, Senvest Management LLC and AFV Partners

Silver Spike shares were indicated up 8.8% at $11.41 in premarket trading. Reuters first reported news of the deal on Wednesday.

The merger agreement comes less than a week after the U.S. House of Representatives voted to decriminalize marijuana at the federal level, the first time either chamber of Congress has voted to end the federal ban on marijuana since the drug was listed as a “controlled substance” in 1970.

The legislation is not expected to advance further as long as the Senate remains in Republican hands. Nevertheless, 15 U.S. states and the District of Columbia have legalized recreational use of marijuana, and over 30 states allow some form of the drug for medicinal purposes.

Weedmaps is on track to deliver $160 million in revenue and has been profitable for its entire 12-year history, Beals said.

Silver Spike is a special purpose acquisition company (SPAC), which raise funds in an initial public offering (IPO) with the aim of buying a private company. The acquired company then becomes public as a result of the merger and is an alternative to the traditional IPO process.

SPACs have emerged as an increasingly popular route to the stock market for private companies given that they can be completed more quickly than an IPO and there is greater certainty over the funds a company will raise.

Silver Spike, led by cannabis industry executive Scott Gordon, raised $250 million in an August, 2019 IPO on Nasdaq with a focus on buying a company in the cannabis sector.

“There was no better opportunity and no more dynamic company and story for us to consider a transaction with than with WMH,” Gordon said in an interview.

Reporting by Joshua Franklin in Miami; Editing by Stephen Coates

This article is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC (“WMH”) and Silver Spike Acquisition Corp. (“Silver Spike”) and related transactions and for no other purpose.

Forward Looking Statements

This article includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WM's go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this article, and on the current expectations of WM’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WM; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WM’s ability to successfully capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WM’s ability to manage future growth; WM’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WM’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WM’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WM’s expectations, plans or forecasts of future events and views as of the date of this presentation. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Silver Spike’s and WM’s assessments as of any date subsequent to the date of this article. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination.

Silver Spike's shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination will be set forth in Silver Spike’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Silver Spike’s directors and executive officers in Silver Spike’s final prospectus dated August 7, 2019 and filed with the SEC on August 9, 2019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This article does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.